                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             (RULE 13d-101. INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 30, 2009
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                     (Page 1 of 9 Pages, Excluding Exhibits)

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CUSIP No. 45821T 10 8                 13D/A                         Page 2 of 9

--------------------------------------------------------------------------------
1. Names of Reporting Persons.

     KALI P. CHAUDHURI
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

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6.   Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
 NUMBER OF          152,258,316 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           152,258,316 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 152,258,316
     (1)
--------------------------------------------------------------------------------
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 61.0%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------


(1) The calculations contained on this page include 54,256,982 shares that Reporting Person may acquire under a purchase right that is or may become Exercisable within 60 days and assume 195,307,262 shares of Issuer's common stock Are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8                 13D/A                         Page 3 of 9

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 3 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 12, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on July 24, 2008, and Amendment No. 3 to Schedule 13D filed with the Commission on November 6, 2008 relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D, as previously amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         As previously described in Item 4, the SPA provided Reporting Person with, among other things, the right to invest up to $6,968,268 in Issuer through the purchase of 63,347,891 shares of common stock at $0.11 per share. The purchase right expired unexercised on January 10, 2009.

         On January 30, 2009, Reporting Person, Issuer and William E. Thomas ("Thomas") entered into an amendment to the SPA ("SPA Amendment"). Under the SPA Amendment, Reporting Person purchased from Issuer 33,333,333 shares of Issuer's common stock ("Additional Shares") at a purchase price of $0.03 per share for an aggregate purchase price of $1,000,000. As a result, Reporting Person owns an aggregate of 98,001,334 shares of Issuer's common stock, representing approximately 50.2% of Issuer's outstanding common stock.

         In consideration for Reporting Person's entry into the SPA Amendment and payment to Issuer of $30,000, on January 30, 2009, Issuer granted to Reporting Person under the SPA Amendment the right, in Reporting Person's sole discretion (subject to Issuer having sufficient authorized capital), to invest at any time and from time to time from January 30, 2009 through January 30, 2010 up to the Maximum Investment Amount through the purchase of shares of Issuer's common stock at a purchase price of $0.11 per share ("Purchase Right"). The "Maximum Investment Amount" is $5,968,268, except that until the Issuer increases its authorized capital to 500,0000,000 shares of common stock, only an aggregate of up to $4,468,268 of this amount may be invested under the Purchase Right.

         In connection with Issuer's entry into the SPA Amendment, Issuer's board of directors approved an increase in Issuer's authorized capital from 400,000,000 shares of common stock to 500,000,000 shares of common stock. Reporting Person intends to act by written consent as majority stockholder to approve the increase in authorized capital, with the goal of obtaining effectiveness of the increase by March 31, 2009.

         The SPA Amendment clarified that Reporting Person's and Thomas's pre-emptive rights to maintain their respective levels of ownership of Issuer's common stock by acquiring additional equity securities concurrent with future issuances by Issuer of equity securities or securities or rights convertible into or exercisable for equity securities (other than issuances of Additional Shares, shares underlying the Purchase Right or shares issued to Reporting Person on July 18, 2008 upon exercise of warrants) will continue unless and until specifically terminated in a writing signed by Reporting Person and Thomas, regardless of whether any Additional Shares or shares underlying the Purchase Right are purchased by Reporting Person and notwithstanding any other termination, expiration or lapse of the SPA or the Purchase Right.

         The SPA Amendment provides that the release, waiver and covenant not to sue Reporting Person in connection with Reporting Person's entry into the Option and Standstill Agreement and the consummation of the transactions contemplated under that agreement also applies in connection with the amendment to the Option and Standstill Agreement described below and will be ratified and confirmed upon each receipt by Issuer of funds or other accommodations made by Reporting Person or Thomas in connection with the SPA and the Early Loan Payoff Agreement.

CUSIP No. 45821T 10 8                 13D/A                         Page 4 of 9

         Concurrent with the execution of the SPA Amendment, Issuer and its subsidiaries entered into an amendment to the Early Loan Payoff Agreement ("Payoff Amendment") with Medical Provider Financial Corporation III ("MPFC III"), which lender holds a convertible term note in the original principal amount of $10,700,000 issued by Issuer on October 9, 2007 ("$10.7 Million Note"), and its affiliates. Under the Payoff Amendment, Issuer agreed to pay to MPFC III $1,000,000 as partial repayment of the existing $6,968,268 principal balance of the $10.7 Million Note upon receipt of $1,000,000 from Reporting Person's purchase of the Additional Shares. Issuer also is obligated under the Payoff Amendment to use the proceeds it receives from the future exercises, if any, of Reporting Person's Purchase Right under the SPA Amendment, toward early payoff of the remaining balance of the $10.7 Million Note.

         Under the Payoff Amendment, Medical Provider Financial Corporation I ("MPFC I") granted Issuer the right to extend the maturity date under its $80 Million Credit Agreement by one year, and Medical Provider Financial Corporation II ("MPFC II") granted Issuer the right to extend the maturity date under its $50 Million Credit Agreement by one year, subject to certain conditions including the full early payoff of the $10.7 Million Note on or prior to January 30, 2010.

         Concurrent with the execution of the SPA Amendment, Reporting Person and MPFC I, MPFC II, MPFC III and Healthcare Financial Management & Acquisitions, Inc. ("HFMA"), entered into an amendment to the Option and Standstill Agreement ("Standstill Amendment"). The Standstill Amendment provides that if the full early payoff of the $10.7 Million Note does not occur by January 30, 2010, then the Option and Standstill Agreement and Reporting Person's right to purchase the Warrants will terminate. The Standstill Amendment also contains an agreement by Lenders and HFMA to standstill until January 30, 2010 with regard to the conversion, amendment or transfer of the $10.7 Million Note unless a payment default occurs under the $10.7 Million Note and remains uncured for a specified period or unless Reporting Person otherwise consents.

         References to, and descriptions of, the SPA Amendment, Payoff Amendment and Standstill Amendment in this Item 4 are qualified in their entirety by reference to Item 5 of the Schedule 13D, as amended hereby, and by reference to the full text of those documents, which are attached or incorporated by reference as exhibits hereto.

         As a result of the above-described transactions, Reporting Person is the beneficial owner of a majority of Issuer's common stock (see Item 5). Reporting Person intends to contact and consult with members of Issuer's board of directors, management and other stockholders of Issuer with regard to the election of directors and other governance matters. Reporting Person may seek representation on Issuer's board of directors. Reporting Person intends to continue to encourage Issuer to maximize stockholder value through refinancing of Issuer's secured credit facilities referred to in Item 4 of the Schedule 13D ("Credit Facilities"). Reporting Person also intends to encourage, and may choose to assist, Issuer in curing any payment defaults that may occur under the Credit Facilities. In addition, Reporting Person is assisting Issuer in settlement discussions relating to certain litigation involving Issuer, the resolution of which may result in one or more changes of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Further, Reporting Person may exercise from time to time the Purchase Right described in Item 4 at any time between January 30, 2009 and January 30, 2010. Also, if the conditions under the Payoff Amendment are met, Reporting Person intends to exercise the option to purchase from HFMA the Warrants described in Item 4 and may thereafter exercise such Warrants from time to time. In addition, the pre-emptive rights described in Item 4 permit Reporting Person to maintain his then current ownership interest in Issuer for an indefinite period of time by making additional investments in Issuer's equity securities on terms provided to other persons or entities, and Reporting Person currently intends to exercise his pre-emptive rights as opportunities present themselves.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of Issuer,

CUSIP No. 45821T 10 8                 13D/A                         Page 5 of 9

including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any changes in Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 of the Schedule 13D, as amended and supplemented above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of 152,258,316 shares of common stock, including 98,001,334 outstanding shares and an additional 54,256,982 shares of common stock that Reporting Person may acquire pursuant to the Purchase Right granted by Issuer under the SPA Amendment described in Item 4. The 152,258,316 shares represent a beneficial ownership interest of approximately 61.0% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 98,001,334 outstanding shares owned by Reporting Person following purchase of the 33,333,333 Additional Shares as described in Item 4 represent approximately 50.2% of Issuer's 195,307,262 shares outstanding as of such purchase.

         (b) Reporting Person has sole voting and dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a).

         (c) Except as described in Item 4, Reporting Person has not effected any transactions in Issuer's common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit       Description
-------       -----------

   1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on October 5, 2004)

   2 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on November 22, 2004)

CUSIP No. 45821T 10 8                 13D/A                         Page 6 of 9

Exhibit       Description
-------       -----------

   3 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   5 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Reporting Person on March 10, 2005)

   6 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to
         Schedule 13D for July 2, 2007 filed by Bruce Mogel on July 12, 2007)

   7 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and William E. Thomas (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)

   8 Option and Standstill Agreement, dated effective as of July 18, 2008, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (incorporated by reference to Exhibit 8 to the Schedule
         13D/A No. 2 filed by Reporting Person on July 24, 2008)

   9 Early Loan Payoff Agreement, dated effective as of July 18, 2008, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to
         Exhibit 10.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  10 4.95% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc.
         (incorporated by reference to Exhibit 99.8 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  11 Amendment No. 1 to 4.95% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.1 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  12 31.09% Common Stock Warrant, dated December 12, 2005, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.4 to Issuer's Current Report on Form 8-K filed on December 20, 2005)

  13 Amendment No. 1 to 31.09% Common Stock Warrant, dated April 26, 2006, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.16.1 to Issuer's Annual Report on Form 10-K filed on July 14, 2008)

  14 Amendment No. 2 to 31.09% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.9 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  15 Amendment No. 3 to 31.09% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  16 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person (incorporated by reference to Exhibit 16 to the Schedule 13D/A No. 3 filed by Reporting Person on November 6, 2008)

CUSIP No. 45821T 10 8                 13D/A                         Page 7 of 9

Exhibit       Description
-------       -----------

  17 Amendment No. 1 to Securities Purchase Agreement, dated effective as of January 30, 2009, among Issuer, Reporting Person, and William E. Thomas (filed with this amendment)

  18 Amendment No. 1 to Option and Standstill Agreement, dated effective as of January 30, 2009, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (filed with this Amendment)

  19 Amendment No. 1 to Early Loan Payoff Agreement, dated effective as of January 30, 2009, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc. (filed with this amendment)

CUSIP No. 45821T 10 8                 13D                           Page 8 of 9

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 30, 2009
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)

CUSIP No. 45821T 10 8                 13D                           Page 9 of 9


                    EXHIBITS ATTACHED TO THIS SCHEDULE 13D/A

Exhibit       Description
-------       -----------

  17 Amendment No. 1 to Securities Purchase Agreement, dated effective as of January 30, 2009, among Issuer, Reporting Person, and William E. Thomas

  18 Amendment No. 1 to Option and Standstill Agreement, dated effective as of January 30, 2009, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person

  19 Amendment No. 1 to Early Loan Payoff Agreement, dated effective as of January 30, 2009, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc.

EXHIBIT 17

                AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT

         This Amendment No. 1 to Securities Purchase Agreement (this "SPA AMENDMENT") is dated effective as of January 30, 2009, among Integrated Healthcare Holdings, Inc., a Nevada corporation ("COMPANY"), Kali P. Chaudhuri, M.D., an individual ("INVESTOR"), and William E. Thomas, an individual ("THOMAS") (for purposes of amendments to Articles IV and VI only). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the SPA (as defined below).

                                 R E C I T A L S

         WHEREAS, on July 18, 2008, the parties entered into the SPA, pursuant to which, among other things, the Company sold to Investor a purchase right to purchase shares of the Company's Common Stock ("PREVIOUS PURCHASE RIGHT") and granted to Investor and Thomas certain pre-emptive rights, releases and waivers, as more fully described in the SPA.

         WHEREAS, as a condition and inducement to Investor entering into the SPA and incurring the obligations and taking the actions set forth therein, concurrently with the execution and delivery of the SPA, the Company, Lenders, Healthcare Financial and the Subsidiary Borrowers entered into the Payoff Agreement. In addition, Investor exercised the Exercised Warrants and entered into the Option and Standstill Agreement concurrent with his entry into the SPA.

         WHEREAS, the Previous Purchase Right expired on January 10, 2009, the market price of shares of the Company's Common Stock has declined since July 18, 2008, the Company was unable to resolve certain litigation in satisfaction of a condition to closing of the Previous Purchase Right, and the Company desires to sell an additional 33,333,333 shares of Common Stock ("ADDITIONAL SHARES"), at a purchase price of $0.03 per share and to grant a new purchase right as set forth herein.

         WHEREAS, Investor desires to purchase the Additional Shares and obtain a new purchase right on the terms and subject to the conditions of this Agreement.

                                A G R E E M E N T

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Amendment and the Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Investor (and Thomas for purposes of Articles IV and VI of the Agreement, as amended hereby) agree as follows:

         1. DEFINED TERMS.

         (a) The following defined terms contained in Article I of the SPA are hereby amended and restated as follows:

                  "AGREEMENT" means the SPA, as amended by the SPA Amendment.

                  "CLOSING" means an Additional Shares Closing or SPR Closing, each of which shall take place at the offices of Rutan & Tucker, LLP, 611 Anton Boulevard, Suite 1400, Costa Mesa, California 92626 or at such other location as the parties may agree.

                  "CLOSING DATE" means an Additional Shares Closing Date or an SPR Closing Date.

                  "INVESTMENT AMOUNT" means the portion of the Maximum Investment Amount elected to be paid by Investor at an SPR Closing.

                  "OPTION AND STANDSTILL AGREEMENT" means the Option and Standstill Agreement dated effective as of July 18, 2008, among MPFC I, MPFC II, Healthcare Financial and Investor, as amended from time to time in a manner satisfactory to Investor in his sole discretion.

                  "OUTSIDE DATE" means 5:00 p.m. California time on January 30, 2010.

                  "PAYOFF AGREEMENT" means the Early Loan Payoff Agreement dated effective as of July 18, 2008, among the Company, the Subsidiary Borrowers, Healthcare Financial and Lenders, as amended from time to time in a manner satisfactory to Investor in his sole discretion.

                  "SECURITIES" means the Shares, the Warrants, the Warrant Shares and the Additional Shares.

                  "TRANSACTION DOCUMENTS" means the SPA, the Payoff Agreement, the SPA Amendment and any other documents or agreements executed in connection with the transactions contemplated hereunder and thereunder.

         (b) The following defined terms are hereby added to Article I of the SPA in appropriate alphabetical order:

                  "ADDITIONAL SHARES" has the meaning set forth in the recitals to the SPA Amendment.

                  "ADDITIONAL SHARES CLOSING" means the closing of the purchase and sale of Additional Shares as contemplated by the SPA Amendment.

                  "ADDITIONAL SHARES CLOSING DATE" means the date of the Additional Shares Closing, which shall occur, subject to the terms and conditions of this Agreement, on or before the later of (i) January 30, 2009 and (ii) the tenth Business Day after full execution and delivery of the SPA Amendment and the documents referred to in Section 5.1(h) of this Agreement.

                  "CAPITAL INCREASE EFFECTIVE TIME" means the date upon which the Company's authorized capital is increased to 500,000,000 shares of Common Stock as contemplated by Section 4.12 of this Agreement.

                  "MAXIMUM INVESTMENT AMOUNT" means $5,968,268.01, except that prior to the Capital Increase Effective Time, only an aggregate of up to $4,468,268.00 of this amount may be invested at SPR Closings.

                  "SPA" means the Securities Purchase Agreement dated as of July 18, 2008, among the Company, Investor and Thomas.

                  "SPA AMENDMENT" means Amendment No. 1 to the SPA, among the Company, Investor and Thomas.

                  "SPR CLOSING" means a closing, if any, of the purchase and sale of some or all of the SPR Shares.

                  "SPR CLOSING DATE" means the date of any SPR Closing, which shall occur, if at all, on or prior to 5:00 p.m. California time on the Outside Date.

                  "SPR SHARES" means Shares purchased at the Per Share Purchase Price at an SPR Closing pursuant to the Purchase Right.

         (c) The defined term "Company Deliverables" is hereby deleted in its entirety.

         2. EXECUTION OF SPA AMENDMENT. Section 2.1 of the SPA is hereby amended by inserting the following new Section 2.1(c) immediately following Section 2.1(b):

                  "(c) Effective January 30, 2009, the Company hereby grants to Investor a new Purchase Right on the terms described in the SPA Amendment, and Investor shall deliver to the Company on or prior to January 30, 2009 the balance, if any, of $30,000.00 being paid by Investor in consideration for Investor's receipt of the new Purchase Right."

         3. SPR CLOSINGS. Section 2.2 of the SPA is hereby amended and restated to read in its entirety as follows:

                  "2.2 SPR CLOSINGS AND SPR CLOSING DELIVERIES. Subject to the terms and conditions set forth in this Agreement (including, without limitation, the conditions set forth in Article V), on each SPR Closing Date, the Company shall issue and sell to Investor, and Investor shall purchase from the Company, the number of Shares equal to the Investment Amount divided by the Per Share Purchase Price, and:

                           (a) The Company shall deliver or cause to be
                  delivered to Investor the following:

                                    (i) irrevocable instructions to the
                           Company's transfer agent to pr omptly deliver a certificate or certificates in denominations requested by Investor evidencing an aggregate number of Shares equal to the portion of the Investment Amount elected to be paid by Investor at the SPA Closing divided by the Per Share Purchase Price, registered in the name of Investor;

                                    (ii) the legal opinions of Company Counsel
                           addressed to Investor and in such forms as are reasonably requested by Investor; and

                                    (iii) certificates of officers as required
                           under Sections 5.1(b) and 5.1(c) of this Agreement;
                           and

                           (b) Investor shall deliver or cause to be delivered
                  to the Company:

                                    (i) the Investment Amount, in United States
                           dollars and in immediately available funds, by wire transfer to an account designated in writing by the Company for such purpose; and

                                    (ii) A duly executed investor certification
                           required pursuant to Section 3.2(b) of this Agreement."

         4. ADDITIONAL SHARES CLOSING. Article II of the SPA is hereby amended by inserting the following new Section 2.3 immediately following revised Section 2.2:

                  "2.3 ADDITIONAL SHARES CLOSING AND DELIVERIES. Subject to the terms and conditions set forth in this Agreement (including, without limitation, the conditions set forth in Article V), on the Additional Shares Closing Date:

                  (a) The Company shall deliver or cause to be delivered to
         Investor:

                           (i) irrevocable instructions to the Company's
                  transfer agent to promptly deliver a certificate or certificates in denominations requested by Investor evidencing the Additional Shares, registered in the name of Investor;

                           (ii) a copy of an amendment to the Payoff Agreement,
                  duly executed by the Company, the Subsidiary Borrowers, Healthcare Financial and Lenders, in form and substance satisfactory to Investor;

                           (iii) the legal opinions of Company Counsel addressed
                  to Investor and Thomas and in such forms as are reasonably requested by Investor and Thomas;

                           (iv) certifications acknowledging and agreeing that
                  the execution of the Transaction Documents, the consummation of the transactions contemplated thereby, and/or the exercise of the Exercised Warrants or the Warrants will not give rise to or trigger any severance, termination or other rights or obligations of the Company under any employment, consulting or similar agreements or arrangements to which the Company, any member of the Board of Directors of the Company, Ken Westbrook, Steve Blake, Dan Brothman, Scott Schoeffel or Jerry Kanaly is a party or is otherwise bound, duly executed by each party to such agreements or arrangements;

                           (v) resolutions of the Board of Directors authorizing
                  and approving the SPA Amendment and the transactions contemplated thereby, including without limitation the increase in authorized capital contemplated by Section 4.12, which resolutions are certified by the Secretary of the Company;

                           (vi) resolutions of the Board of Directors or
                  Compensation Committee of the Board of Directors of the Company, as appropriate, ensuring that no awards under the Company's 2006 Stock Incentive Plan are accelerated by the execution of the Transaction Documents, the consummation of the transactions contemplated hereby and thereby, and/or the exercise of the Exercised Warrants or Warrants, which resolutions are certified by the Secretary of the Company; and

                           (vii) certificates of officers as required under
                  Sections 5.1(b) and 5.1(c) of this Agreement.

                  (b) Investor shall deliver or cause to be delivered to the
         Company:

                           (i) $1,000,000 in United States dollars, representing
                  the purchase price of the Additional Shares; and

                           (ii) A duly executed investor certification required
                  pursuant to Section 3.2(b) of this Agreement."

         5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Section 3.1 of the SPA is hereby amended as follows:

                  (a) Section 3.1(g) is hereby amended by amended and restated in its entirety as follows:

                           "(g) CAPITALIZATION. The only class of capital stock
                  that the Company is authorized to issue is Common Stock. The total number of shares of Common Stock outstanding is 161,973,929, excluding the issuances of Additional Shares being made hereunder. The total number of shares of Common Stock issuable upon full exercise of options outstanding under the Company's option plan (whether or not vested or exercisable) is 9,445,000. Other than rights granted to Investor and Thomas pursuant to Section 4.9 of this Agreement, no securities of the Company are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Other than the Warrants, the Exercised Warrants, the 9,445,000 options, the $10.7 Million Note and the Purchase Right and right to purchase Additional Shares granted hereunder, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issue and sale of the Securities will not, immediately or with the passage of time, obligate the Company to issue shares of Common Stock or other securities to any Person (other than Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities, except as set forth in the first paragraph of
                  Section 3 of each of the Warrants."

                  (b) Section 3.1(i)(v) is hereby amended and restated in its entirety as follows:

                           "(v) the Company has not issued any equity securities
                  to any officer, director or Affiliate, except pursuant to existing Company stock option plans or pursuant to this Agreement."

                  (c) Section 3.1(j) is hereby amended by inserting the words "or any current report on Form 8-K or quarterly report on Form 10-Q filed by the Company for any subsequent period" immediately after the words "Latest Form 10-K" in each of the three places where the words "Latest Form 10-K" appear.

                  (d) Section 3.1(k) is hereby amended by inserting the words "or any current report on Form 8-K or quarterly report on Form 10-Q filed by the Company for any subsequent period" immediately after the words "Latest Form 10-K".

                  (e) Section 3.1(q) is hereby amended and restated in its entirety as follows:

                           "(q) INTERNAL ACCOUNTING CONTROLS. The Company and
                  the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company's Form 10-K or 10-Q, as the case may be, is being prepared. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures in accordance with
                  Item 307 of Regulation S-K under the Exchange Act for the year ended March 31, 2008 and for each subsequent quarter ended after that date for which a Form 10-Q has been filed (each such date, the "EVALUATION DATE"). The Company presented in the Latest Form 10-K and each subsequent Form 10-Q the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as disclosed in the Latest Form 10-K and each subsequent Form 10-Q, since the Evaluation Date, there have been no changes in the Company's internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company's internal controls."

                  (f) Section 3.1(s) is hereby amended by replacing "$30,000" with "$60,000".

         6. OTHER AGREEMENTS OF THE PARTIES. Article IV of the SPA is hereby amended as follows:

                  (a) Section 4.1(b) is hereby amended by deleting the words "Except as set forth in Section 4.1(c), certificates" and replacing them with the word "Certificates".

                  (b) Section 4.1(c) is hereby deleted in its entirety.

                  (c) The introductory clause to Section 4.2 is hereby amended by deleting the words "At the Closing" and replacing them with the words "On July 18, 2008,".

                  (d) Section 4.5 is hereby amended and restated in its entirety as follows:

                           "4.5 SECURITIES LAWS DISCLOSURE; PUBLICITY. By 6:00
                  a.m. (California time) on the Trading Day following the execution of the SPA, and by 6:00 a.m. (California time) on the Trading Day following each Closing Date (other than the Additional Shares Closing Date), the Company shall issue press releases disclosing the transactions contemplated hereby and the Closing. On the Trading Day following the execution of the SPA, and no later than the second Trading Day following the execution of the SPA Amendment, the Company will file a Current Report on Form 8-K disclosing the material terms of the Transaction Documents (and attach or incorporate by reference as exhibits thereto the Transaction Documents), and on the Trading Day following each Closing Date (other than the Additional Shares Closing Date), the Company will file an additional Current Report on Form 8-K to disclose the Closing. In addition, the Company will make such other filings and notices in the manner and time required by the Commission and the Trading Market on which the Common Stock is listed. Notwithstanding the foregoing, the Company shall not publicly disclose the name of Investor, or include the name of Investor in any filing with the Commission (other than in a registration statement filed pursuant to Section 4.2 and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act) or any regulatory agency or Trading Market, without the prior written consent of Investor, except to the extent such disclosure is required by law or Trading Market regulations."

                  (e) Section 4.8 is hereby amended and restated in its entirety as follows:

                           "4.8 USE OF PROCEEDS. The Company will use all of the
                  proceeds from the exercise of the Exercised Warrants to repay a portion of the $10.7 Million Note concurrent with the exercise of the Exercised Warrants, in accordance with the terms of the Payoff Agreement. The Company will use all of the proceeds from the sale of Additional Shares and the sale or sales, if any, of SPR Shares hereunder to repay a portion of the $10.7 Million Note equal to such proceeds concurrent with each Closing in accordance with the terms of the Payoff Agreement. Concurrent with the SPR Closing, if any, at which the aggregate Investment Amounts paid on or prior to that SPR Closing Date equal the Maximum Investment Amount, the Company will pay such additional funds of the Company as needed to repay the balance of the $10.7 Million Note and any then outstanding obligations under the $10.7 Million Credit Facility in accordance with the terms of the Payoff Agreement."

                  (f) Section 4.9 is hereby amended and restated in its entirety as follows:

                           "4.9 PRE-EMPTIVE RIGHTS. Effective July 18, 2008, the
                  Company hereby grants to Investor and Thomas pre-emptive rights with respect to issuances, on or after July 18, 2008, by the Company of its equity securities or securities or rights convertible into or exercisable for equity securities (other than issuances of Additional Shares, SPR Shares, or shares of Common Stock issued on July 18, 2008 upon exercise of the Exercised Warrants), where issuance of those securities or rights would result in dilution of Investor's or Thomas's beneficial ownership (as calculated by Investor or Thomas for purposes of Section 13(d) of the Exchange Act) of the Common Stock of the Company on a fully-diluted basis taking into account all Common Stock Equivalents (each a "POST-TRANSACTION PERCENTAGE") to less than his respective beneficial ownership of the Common Stock of the Company on a fully-diluted basis taking into account all Common Stock Equivalents immediately prior to the consummation of the proposed issuance (each a "PRE-TRANSACTION PERCENTAGE"). Each time the Company proposes to issue or offer any shares of, or securities or rights convertible into or exercisable for any shares of, any class of the Company's equity securities (the "NEW SHARES") that would reduce Investor's or Thomas's Post-Transaction Percentage to below his respective Pre-Transaction Percentage, the Company shall first make a written offer (the "OFFER NOTICE") to Investor and Thomas of such portion of the New Shares that would maintain Investor's and Thomas's Post-Transaction Percentage at a minimum of their respective Pre-Transaction Percentage (the "PRO RATA SHARE"). The Offer Notice would state the Company's (A) bona fide intention to issue or offer the New Shares, (B) the identity of the Person(s) to whom the New Shares are to be issued or offered,
                  (C) the number of New Shares to be issued or offered, and (D) the price and terms upon which it proposes to issue or offer the New Shares. Investor and/or Thomas may, by written notice to the Company delivered within thirty (30) days of their respective receipt of the Offer Notice, elect to purchase, at the price and on the terms specified in the Offer Notice, up to the Pro Rata Share. The closing of the sale of such portion of the Pro Rata Share as Investor and/or Thomas elect to purchase shall occur simultaneously with the issuance or sale of the New Shares to other Person(s) identified in the Offer Notice, no earlier than forty-five (45) days following Investor's and Thomas's receipt of the Offer Notice (unless a shorter period of time is agreed to by Investor and Thomas in their sole discretion), and the Pro Rata Share shall be priced equal to the lowest price paid by any of the other Person(s) identified in the Offer Notice, including any who may be receiving or purchasing New Shares by virtue of similar pre-emptive or other purchase rights. If the Company does not consummate the issuance or sale of the New Shares within sixty
                  (60) days following Investor's and Thomas's receipt of the Offer Notice, then the New Shares shall not be offered, issued or sold unless again offered to Investor and Thomas in accordance with this Section 4.9. Effective July 18, 2008, the pre-emptive rights contained in this Section 4.9 shall supersede and replace the pre-emptive rights contained or incorporated by reference in the Rescission Agreement. For the avoidance of doubt, the parties acknowledge and agree that unless and until this Section 4.9 is specifically terminated in a writing signed by Investor and Thomas that explicitly refers to and provides for the termination of this Section 4.9, this Section 4.9 shall survive each Closing and the Outside Date, regardless of whether any Additional Shares or SPR Shares are purchased by Investor and notwithstanding any other termination, expiration or lapse of this Agreement or the Purchase Right."

                  (g) Section 4.11 is hereby amended (x) to insert the words "and amendment" after the words "entry into" in the first sentence thereof and (y) to insert the following sentence at the end thereof:
         "The receipt by Company of funds or other accommodations made by Investor or Thomas in connection with the Transaction Documents and the transactions contemplated thereby on any date on or after July 18, 2008 shall constitute a ratification, adoption, and confirmation by Company and all other Releasing Parties of the provisions of Section 4.11, which are hereby reiterated in their entirety as of each such date."

                  (h) The following new Section 4.12 is hereby inserted immediately following Section 4.11:

                           "4.12 AUTHORIZED CAPITAL. The Company covenants and
                  agrees to promptly use all commercially reasonable efforts in good faith to increase the Company's authorized capital from time to time as and to the extent necessary to ensure there are sufficient authorized shares of Common Stock reserved and available for issuance as contemplated under this Agreement, subject to Investor's cooperation in approving by vote or written consent from time to time resolutions approving such increases in authorized capital. The Company will procure at its sole expense upon each such authorization and reservation of shares the listing thereof (subject to issuance or notice of issuance) on all stock exchanges on which the Common Stock is then listed or inter-dealer trading systems or markets on which the Common Stock is then traded. The Company will take all such actions as may be necessary to assure that such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirements of any national securities exchange upon which the Common Stock may be listed or inter-dealer trading system on which the Common Stock is then traded. In furtherance, and not in limitation, of the foregoing, the Company covenants and agrees to prepare and file with the Securities and Exchange Commission preliminary and definitive versions of a Schedule 14C Information Statement and make such other filings and mailings to the Company's stockholders as Investor reasonably requests and/or as otherwise are necessary or appropriate to cause an increase in the Company's authorized capital to 500,000,000 shares of Common Stock to become effective as soon as practicable after the Additional Shares Closing Date, with the goal of obtaining effectiveness of the increase in authorized capital by March 31, 2009."

         7. CONDITIONS PRECEDENT TO CLOSING. Article V of the SPA is hereby amended as follows:

                  (a) The introductory clause to Section 5.1 is hereby amended and restated in its entirety as follows:

                  "7. CONDITIONS PRECEDENT TO THE OBLIGATION OF INVESTOR TO PURCHASE THE SHARES. The obligation of Investor to acquire the Shares at the Closing is subject to the satisfaction or waiver by Investor, at or before the Closing, of each of the following conditions:"

                  (b) Section 5.1(a) is hereby amended and restated in its entirety as follows:

                           "(a) ELECTION TO EXERCISE PURCHASE RIGHT. In
                  connection with an SPR Closing, Investor shall have elected, in his sole discretion, to exercise the Purchase Right, as follows:

                                     (i) at any time or from time to time on or
                  after August 1, 2008, Investor may provide written notice to the Company of his intention to purchase any or all of the SPR Shares pursuant to the Purchase Right ("ELECTION NOTICE");

                                     (ii) if Investor provides to the Company an
                  Election Notice pursuant to Section 5.1(a)(i), then the Closing shall occur on a date mutually acceptable to Investor and the Company, which date shall be within 30 days after the Company's receipt of the Election Notice and shall be subject to the fulfillment of the conditions precedent to Closing contained in this Article V."

                  (c) Section 5.1(f) is hereby amended and restated in its entirety as follows:

                           "(f) COMPANY DELIVERABLES. The Company shall have
                  delivered the Company deliverables required in accordance with
                  Section 2.2 or 2.3, as appropriate."

                  (d) Section 5.1(h) is hereby amended and restated in its entirety as follows:

                  (e) "(h) OTHER AGREEMENTS. In the case of the Additional Shares Closing, Investor shall have received duly executed copies of amendments to the Option and Standstill Agreement and the Payoff Agreement in form and substance satisfactory to Investor in his sole discretion. The Payoff Agreement and the Option and Standstill Agreement (as amended thereby) shall be in full force and effect and the parties thereto shall be in compliance with their obligations thereunder.

                  (f) The following new Section 5.1(j) is hereby inserted immediately following Section 5.1(i):

                           "(j) AVAILABLE SHARES. The Company's authorized
                  capital must be sufficient to cover the issuance of the Shares at the Closing."

                  (g) Section 5.2(d) is hereby amended and restated in its entirety as follows:

                           "(d) INVESTOR DELIVERABLE. Investor shall have
                  delivered the Investor deliverables required in accordance with Section 2.2 or 2.3, as appropriate."

                  (h) The following new Section 5.2(e) is hereby inserted immediately following Section 5.2(d):

                           "(e) AVAILABLE SHARES. The Company's authorized and
                  unreserved capital must be sufficient to cover the issuance of the Shares at the Closing. To the extent the Company's authorized and unreserved capital is insufficient to cover the issuance of all Shares desired to be purchased by Investor at the Closing, the Company shall, at Investor's election, be obligated to issue at the Closing up to the maximum number of shares of Common Stock that are then available for issuance without causing the Company's fully-diluted capital stock to exceed its authorized and unreserved capital. Notwithstanding the foregoing, however, this condition precedent does not eliminate or diminish the Company's obligations under Section
                  4.12 of the Agreement."

         8. MISCELLANEOUS. Article VI of the SPA is hereby amended as follows:

                  (a) Section 6.5 is hereby deleted in its entirety and replaced with the following:

                   "6.5    INTENTIONALLY OMITTED."

                  (b) Section 6.8 is hereby deleted in its entirety and replaced with the following:

                           "6.8 NO THIRD-PARTY BENEFICIARIES. This Agreement is
                  intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except for Thomas and except as otherwise set forth in Section 4.6 (as to each Investor Party) and Section
                  4.11 (as to each of the Released Parties)."

                  (c) Section 6.13 is hereby amended by inserting the words "or Thomas" after the word "Investor" in each place it occurs.

                  (d) Section 6.15 is hereby amended by inserting ",Thomas" after the word "Investor".

                  (e) A new Section 6.17 is hereby inserted immediately following Section 6.16 as follows:

                           "6.17 EFFECT OF AMENDMENT. Except as specifically
                  amended hereby or as provided herein, all terms, conditions, covenants, representations and warranties contained in the SPA remain in full force and effect."


                   [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                             SIGNATURE PAGES FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

                                    INTEGRATED HEALTHCARE HOLDINGS, INC.


                                    By: /S/ KEN WESTBROOK
                                        ----------------------------------------
                                    Name: Ken Westbrook
                                    Title:  President and CEO



                                    INVESTOR


                                    /S/ KALI P. CHAUDHURI
                                    --------------------------------------------
                                    Kali P. Chaudhuri, M.D.



                                    SHARE ISSUANCE AND DELIVERY INSTRUCTIONS

                                    CERTIFICATES SHOULD BE ISSUED AS FOLLOWS:

                                    Kali P. Chaudhuri, M.D.
                                    3322 Loma Linda Lane
                                    Las Vegas, NV 89121-5716

                                    CERTIFICATES SHOULD BE DELIVERED TO:

                                    Kali P. Chaudhuri, M.D.
                                    c/o Strategic Global Management, Inc.
                                    6800 Indiana Avenue, Suite 130
                                    Riverside, CA 92506

                                    WITH A COPY OF THE FRONT AND BACK OF EACH
                                    CERTIFICATE SENT TO INVESTOR'S COUNSEL AT
                                    THE ADDRESS SET FORTH IN SECTION 6.3

         For purposes of Articles IV and VI of the Agreement, I hereby agree to the rights and obligations as set forth in Article IV and the miscellaneous provisions set forth in Article VI, as amended hereby. Except as expressly set forth in the preceding sentence, I am not a party to the Agreement and have given no representations, warranties or assurances to any person.

                                    THOMAS



                                    /S/ WILLIAM E. THOMAS
                                    --------------------------------------------
                                    William E. Thomas

EXHIBIT 18

               AMENDMENT NO. 1 TO OPTION AND STANDSTILL AGREEMENT

         This Amendment No. 1 to Option and Standstill Agreement (this "OSA AMENDMENT"), dated effective as of January 30, 2009, is made by and among Medical Provider Financial Corporation I, a Nevada corporation ("MPFC I"), Medical Provider Financial Corporation II, a Nevada corporation ("MPFC II"), Medical Provider Financial Corporation III, a Nevada corporation ("MPFC III"), Healthcare Financial Management & Acquisitions, Inc., a Nevada corporation ("OPTIONOR") and Kali P. Chaudhuri, M.D., an individual (the "OPTIONEE"). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the OSA (as defined below).

                                 R E C I T A L S

         WHEREAS, the parties entered into an Option and Standstill Agreement ("OSA") effective July 18, 2008, pursuant to which Optionor sold to Optionee an Option to purchase Warrants on the terms and conditions set forth therein.

         WHEREAS, effective as of the effective date hereof, an amendment is being entered into with regard to the Early Loan Payoff Agreement ("PAYOFF AMENDMENT"), modifying certain terms thereof.

         WHEREAS, the parties desire to amend hereby the OSA to accommodate the revised terms contained in the Payoff Amendment.

                                A G R E E M E N T

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this OSA Amendment and the OSA, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

         1. DEFINED TERMS. The following defined terms contained in the OSA are hereby amended and restated as follows:

                           "AGREEMENT" means the OSA, as amended effective as of the effective date of the OSA Amendment.

                           "EARLY LOAN PAYOFF AGREEMENT" means that certain Early Loan Payoff Agreement dated effective as of July 18, 2008, as amended effective as of the effective date of the OSA Amendment, by and among the Borrowers, MPFC I, MPFC II, MPFC III and Optionor.

         2. STANDSTILL; EXCEPTIONS. The following sentence is inserted at the end of Section 2.2 of the OSA: "To Optionor's knowledge, IHHI is not in payment default as of the effective date of the OSA Amendment under any of the Credit Facilities."

         3. EARLY LOAN PAYOFF AGREEMENT. Section 2.5 of the OSA is hereby amended and restated in its entirety as follows:

                  "2.5 EARLY LOAN PAYOFF AGREEMENT. Notwithstanding any other provision hereof, the OSA Amendment shall not become effective unless and until the Payoff Amendment is fully executed and delivered by the parties thereto, and the Second Payoff Amount, as defined therein, has been paid by or on behalf of Borrowers to MPFC III, as provided therein. Notwithstanding any other provision hereof, with the exceptions of Section 2.3 of Article II hereof and Article III hereof (which provisions shall survive the expiration or termination of this Agreement), this Agreement shall terminate and be of no further force or effect if the Full Payoff Amount, as defined in the Early Loan Payoff Agreement, has not been paid by or on behalf of Borrowers to MPFC III on or before January 30, 2010."

         4. ADDITIONAL STANDSTILL; EXCEPTIONS. A new Section 2.6 is hereby inserted immediately following Section 2.5 as follows:

                  "2.6 ADDITIONAL STANDSTILL; EXCEPTIONS. Prior to January 30, 2010, neither Lenders nor HFMA will amend or terminate the $10.7 Million Note (either directly, or indirectly by amendment to the $10.7 Million Credit Agreement, or otherwise (except for termination pursuant to payment of the Full Payoff Amount)) without the prior written consent of the Optionee, which may be granted or withheld in the Optionee's sole discretion. Notwithstanding anything to the contrary contained in the $10.7 Million Note, the $10.7 Million Credit Agreement or elsewhere, neither Lenders nor HMFA shall, prior to January 30, 2010, sell, transfer, assign, convey or hypothecate their interest in the $10.7 Million Note or convert all or any portion of the $10.7 Million Note into securities underlying such note except during such time or times as (a) IHHI is then in payment default (after the expiration of all applicable cure periods) under any of the Credit Facilities and (b) the Optionee has been provided in writing with a notice of such payment default and a forty-five (45) day opportunity following Optionee's receipt of such notice of payment default to assist IHHI in curing such payment default. To Optionor's knowledge, IHHI is not in payment default as of the effective date of the Payoff Amendment under any of the Credit Facilities."

         5. NO THIRD-PARTY BENEFICIARIES. The following words are inserted before the period at the end of Section 3.7: ", other than IHHI with respect to Sections 2.2, 2.3 and 2.6 hereof".

         6. EFFECT OF AMENDMENT. Except as specifically amended hereby or as provided herein, all terms, conditions, covenants, representations and warranties contained in the OSA remain in full force and effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
                            [SIGNATURE PAGES FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have caused this OSA Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

HEALTHCARE FINANCIAL MANAGEMENT              KALI P. CHAUDHURI, M.D.
& ACQUISITIONS, INC.

By: /S/ JOSEPH J. LAMPARIELLO                /S/ KALI P. CHAUDHURI
    -----------------------------------      -----------------------------------
Name:  Joseph J. Lampariello                 Kali P. Chaudhuri, M.D.
Title: President and COO

MEDICAL PROVIDER FINANCIAL                   MEDICAL PROVIDER FINANCIAL
CORPORATION I                                CORPORATION II

By: /S/ JOSEPH J. LAMPARIELLO                By: /S/ JOSEPH J. LAMPARIELLO
    -----------------------------------      -----------------------------------
Name:  Joseph J. Lampariello                 Name:  Joseph J. Lampariello
Title: President and COO                     Title: President and COO

MEDICAL PROVIDER FINANCIAL
CORPORATION III

By: /S/ JOSEPH J. LAMPARIELLO
    -----------------------------------
Name:  Joseph J. Lampariello
Title: President and COO

EXHIBIT 19

                 AMENDMENT NO. 1 TO EARLY LOAN PAYOFF AGREEMENT

         This AMENDMENT NO. 1 TO EARLY LOAN PAYOFF AGREEMENT (this "PAYOFF AMENDMENT"), dated effective as of January 30, 2009, is made by and among Integrated Healthcare Holdings, Inc., a Nevada corporation (the "Company"), WMC-SA, Inc., a California corporation ("WMC-SA"), WMC-A, Inc., a California corporation ("WMC-A"), Chapman Medical Center, Inc., a California corporation ("CHAPMAN"), Coastal Communities Hospital, Inc., a California corporation ("COASTAL"), Medical Provider Financial Corporation I, a Nevada corporation ("MPFC I"), Medical Provider Financial Corporation II, a Nevada corporation ("MPFC II"), Medical Provider Financial Corporation III, a Nevada corporation ("MPFC III") and Healthcare Financial Management & Acquisitions, Inc., a Nevada corporation ("HFMA"). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the ELPA (as defined below).

                                 R E C I T A L S

         WHEREAS, the parties entered into an Early Loan Payoff Agreement ("ELPA") effective July 18, 2008, pursuant to which Lenders granted to Borrowers the right and option to extend the Maturity Dates under the $80 Million Credit Agreement and the $50 Million Credit Agreement for one additional year, and HFMA agreed to amend the 4.95% Warrant and the 31.09% Warrant in the manner set forth therein.

         WHEREAS, Borrowers have requested that Lenders agree to modify certain terms of the ELPA in order to facilitate Borrower's ability to consummate the early payoff contemplated thereby.

         WHEREAS, Lenders and HFMA have agreed to Borrowers' request, on the terms and conditions set forth below.

                                A G R E E M E N T

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Payoff Amendment and the ELPA, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

         1. DEFINED TERMS.

                  (a) The following defined terms contained in the ELPA are hereby amended and restated as follows:

                           "AGREEMENT" means the ELPA, as amended effective as
                  of the effective date of the Payoff Amendment.

                           "FIRST CLOSING DATE" means July 18, 2008.

                           "SECOND CLOSING DATE" means the Additional Shares
                  Closing Date (as defined in the Securities Purchase Agreement) or the first Business Day thereafter.

                           "SECOND PAYOFF AMOUNT" means $1,000,000.

                           "SECURITIES PURCHASE AGREEMENT" means that certain
                  Securities Purchase Agreement dated effective as of July 18, 2008, as amended from time to time, among the Company, Kali P. Chaudhuri, M.D. ("DR. CHAUDHURI"), and William E. Thomas, an individual ("MR. THOMAS").

                  (b) The following defined term is added to the ELPA in appropriate alphabetical order:

                           "FULL PAYOFF AMOUNT" means all outstanding principal,
                  accrued and unpaid interest, and other payment obligations then due and owing under the $10.7 Million Credit Agreement and $10.7 Million Note.

                           "SPR CLOSING" means an SPR Closing (as defined in the
                  Securities Purchase Agreement).

                           "SPR CLOSING DATE" means an SPR Closing Date (as
                  defined in the Securities Purchase Agreement) or the first Business Day thereafter, or such other date as all of the parties and Dr. Chaudhuri may agree.

         2. EARLY PAYOFF OF $10.7 MILLION CREDIT AGREEMENT. Section 2.1(b) of the ELPA is hereby amended and restated in its entirety as follows:

                  "(b) (i) On the Second Closing Date, the Company shall pay or cause to be paid to MPFC III, in immediately available funds, the Second Payoff Amount. MPFC III confirms that the rate of interest applicable to the $10.7 Million Note as of the Second Closing Date is the Interest Rate defined in the $10.7 Million Credit Agreement, and that the outstanding principal balance of the $10.7 Million Note as of the date of execution of the Payoff Amendment is $6,968,268.05 and the Stated Maturity Date of the $10.7 Million Note is October 8, 2010.

                           (ii) On each SPR Closing Date, if any, the Company shall pay or cause to be paid to MPFC III, in immediately available funds, the Investment Amount (as defined in the Securities Purchase Agreement) paid to the Company at the SPR Closing.

                           (iii) On the SPR Closing Date, if any, at which the aggregate Investment Amount paid on or prior to that SPR Closing Date equals the Maximum Investment Amount (as defined in the Securities Purchase Agreement), the Company will pay or cause to be paid to MPFC III, in immediately available funds, the Full Payoff Amount.

                           (iv) Regardless of whether one or more SPR Closings occurs and regardless of whether the Company receives the Maximum Investment Amount at one or more SPR Closings, the Company may elect to pay or cause to be paid to MPFC III, in immediately available funds, the Full Payoff Amount prior to the Maturity Date (as defined in the $10.7 Million Credit Agreement) in accordance Section 1.4(a)(iii) of the $10.7 Million Credit Agreement.

         3. OPTION TO EXTEND MATURITY DATES UNDER $80 MILLION CREDIT AGREEMENT AND $50 MILLION CREDIT AGREEMENT; AMENDMENT OF 4.95% WARRANT AND 31.09% WARRANT. The introductory clause of Section 2.2(a) of the ELPA, which currently reads "(a) On condition that payment of the First Payoff Amount has been made pursuant to Section 2.1(a) hereof," is hereby amended and restated to read in its entirety as follows:

                           "(a) On condition that payment of the Full Payoff
                  Amount has been made on or prior to January 30, 2010,".

         4. NO THIRD-PARTY BENEFICIARIES. Section 3.7 of the ELPA is hereby amended and restated to read in its entirety as follows:

                           "3.7 NO THIRD-PARTY BENEFICIARIES. This Agreement is
                  intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than Dr. Chaudhuri with respect to the definitions of First Closing Date, Second Closing Date and SPR Closing Date."

         5 EFFECT OF AMENDMENT. A new Section 3.14 is hereby inserted immediately following Section 3.13 as follows:

                           "3.14 EFFECT OF AMENDMENT. Except as specifically
                  amended by the Payoff Amendment, all terms, conditions, covenants, representations and warranties contained in this Agreement remain in full force and effect."


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]
                            [SIGNATURE PAGES FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have caused this Payoff Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

INTEGRATED HEALTHCARE HOLDINGS, INC.,      WMC-A, INC., a California
a Nevada corporation                       corporation


By: /S/ KEN WESTBROOK                      By: /S/ KEN WESTBROOK
    ----------------------------------         ---------------------------------
Ken Westbrook, President and CEO           Ken Westbrook, President and CEO

WMC-SA, INC., a California                 CHAPMAN MEDICAL CENTER, INC.,
corporation                                a California corporation


By: /S/ KEN WESTBROOK                      By: /S/ KEN WESTBROOK
    ----------------------------------         ---------------------------------
Ken Westbrook, President and CEO           Ken Westbrook, President and CEO


COASTAL COMMUNITIES HOSPITAL, INC.,        MEDICAL PROVIDER FINANCIAL
a California corporation                   CORPORATION I, a Nevada corporation


By: /S/ KEN WESTBROOK                      By: /S/ JOSEPH J. LAMPARIELLO
    ----------------------------------         ---------------------------------
Ken Westbrook, President and CEO           Joseph J. Lampariello, President
                                             and COO


MEDICAL PROVIDER FINANCIAL                 MEDICAL PROVIDER FINANCIAL
CORPORATION II, a Nevada corporation       CORPORATION III, a Nevada corporation


By: /S/ JOSEPH J. LAMPARIELLO              By: /S/ JOSEPH J. LAMPARIELLO
    ----------------------------------         ---------------------------------
Joseph J. Lampariello, President           Joseph J. Lampariello, President
  and COO                                    and COO


HEALTHCARE FINANCIAL MANAGEMENT
& ACQUISITIONS, INC.

By: /S/ JOSEPH J. LAMPARIELLO
    ----------------------------------
Joseph J. Lampariello, President
  and COO


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